

Mail Stop 4546

June 29, 2017

Via E-mail
Mr. James Tripp
Director and Acting Chief Executive Officer
Rasna Therapeutics, Inc.
420 Lexington Avenue
Suite 2525
New York, NY 10170

> **Re:** **Rasna Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed September 28, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 21, 2016**
> **File No. 333-191083**

Dear Mr. Tripp:

We have reviewed your June 27, 2017 response to our comment letter and have the following comment.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our June 26, 2017 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements
3. Acquisitions, page 10

1. Refer to your response to prior comment two. Please tell us how you considered each of the following when determining that the rights to Prof. Falini's NPM1 research and conclusions have an indefinite life:
   - The length of time you estimate that you will use Prof. Falini's NPM1 research and conclusions in the research and development of treatment of Acute Myeloid Leukemia and Lymphoma. ASC 730-10-25-2c indicates that the amortization of intangible assets used in research and development activities is a research and

development cost. As such, address why the useful life of Prof. Falini's NPM1 research and conclusions would not be the period that you will use it in your research and development of treatment of Acute Myeloid Leukemia and Lymphoma.

- The period of relevancy of Prof. Falini's 2011 NPM1 research and conclusions considering known technological advances.
- The lack of legal protection preventing other entities from developing a product based on a similar theory/technology.
- The possibility of other entities developing different or better treatments for Acute Myeloid Leukemia and Lymphoma;
- The guidance in paragraph 4.86 of the AICPA IPR&D Guide indicating the task force's belief that situations in which a capitalized IPR&D asset acquired in an asset acquisition would be assigned an indefinite life would occur infrequently due to the nature of those assets (i.e. R&D assets are completed and being used the way they are intended to be used).

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance